# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bright Scholar Education Holdings Limited, CIK 0001696355
CUSIP: 109199208
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share Class B Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: Suites 6-7, The Turvill Bldg Old Swiss, 149 Cherry Hinton Road, Cambridge, England, United Kingdom (X0), Cb1 7bx
Date of event which requires filing of this statement: 05/26/2025
Filed by CIK 0002031450
Persons authorized to receive notices and communications: Excellence Education Inv. Ltd, No.1, Country Garden Road, Beijiao Town, Shunde District Foshan, Guangdong, China (F4), 528300, 86 757 2666 2233

## Reporting persons
- Excellence Education Investment Limited (CIK 0002031450): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 72,590,000; sole dispositive power 0; shared dispositive power 72,590,000; aggregate amount beneficially owned 72,590,000 (61.2% of the class)
  Comment: (1) Excellence Education Investment Limited has shared voting and dispositive power over the Issuer's 72,590,000 Class B Ordinary Shares directly held by it.
  
  (2) The percentage is calculated on an as-converted basis based on 31,079,795 Class A Ordinary Shares (excluding 235,022 Class A Ordinary Shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Share Incentive Plan) and 87,590,000 Class B Ordinary Shares issued and outstanding as of November 30, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on December 13, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Ordinary Shares beneficially owned by Excellence Education Investment Limited represent approximately 81.4% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.
- Ultimate Wise Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 15,451,559; sole dispositive power 0; shared dispositive power 15,451,559; aggregate amount beneficially owned 15,451,559 (13% of the class)
  Comment: (1) Ultimate Wise Group Limited has shared voting and dispositive power over the Issuer's 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by it.
  
  (2) The percentage is calculated on an as-converted basis based on 31,079,795 Class A Ordinary Shares (excluding 235,022 Class A Ordinary Shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Share Incentive Plan) and 87,590,000 Class B Ordinary Shares issued and outstanding as of November 30, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on December 13, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Ordinary Shares beneficially owned by Ultimate Wise Group Limited represent approximately 16.9% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.
- Noble Pride Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 88,041,559; sole dispositive power 0; shared dispositive power 88,041,559; aggregate amount beneficially owned 88,041,559 (74.2% of the class)
  Comment: (1) Noble Pride Global Limited has shared voting and dispositive power over the Issuer's 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are its wholly owned subsidiaries.
  
  (2) The percentage is calculated on an as-converted basis based on 31,079,795 Class A Ordinary Shares (excluding 235,022 Class A Ordinary Shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Share Incentive Plan) and 87,590,000 Class B Ordinary Shares issued and outstanding as of November 30, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on December 13, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Ordinary Shares beneficially owned by Noble Pride Global Limited represent approximately 98.3% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.
- Yeung Family Trust V: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); source of funds: other (OO); sole voting power 0; shared voting power 88,041,559; sole dispositive power 0; shared dispositive power 88,041,559; aggregate amount beneficially owned 88,041,559 (74.2% of the class)
  Comment: (1) TMF Trust (HK) Limited, in its capacity as the trustee of Yeung Family Trust V, is the sole shareholder of Noble Pride Global Limited. Therefore, Yeung Family Trust V has shared voting and dispositive power over the Issuer's 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are wholly owned subsidiaries of Noble Pride Global Limited.
  
  (2) The percentage is calculated on an as-converted basis based on 31,079,795 Class A Ordinary Shares (excluding 235,022 Class A Ordinary Shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Share Incentive Plan) and 87,590,000 Class B Ordinary Shares issued and outstanding as of November 30, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on December 13, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Ordinary Shares beneficially owned by Yeung Family Trust V represent approximately 98.3% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.
- TMF Trust (HK) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 88,041,559; sole dispositive power 0; shared dispositive power 88,041,559; aggregate amount beneficially owned 88,041,559 (74.2% of the class)
  Comment: (1) TMF Trust (HK) Limited, in its capacity as the trustee of Yeung Family Trust V, is the sole shareholder of Noble Pride Global Limited, and therefore is deemed to have shared voting and dispositive power over the Issuer's 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited. Both of Ultimate Wise Group Limited and Excellence Education Investment Limited are wholly owned subsidiaries of Noble Pride Global Limited.
  
  (2) The percentage is calculated on an as-converted basis based on 31,079,795 Class A Ordinary Shares (excluding 235,022 Class A Ordinary Shares issued to The Bank of New York Mellon and reserved for further issuance to beneficiaries under the 2017 Share Incentive Plan) and 87,590,000 Class B Ordinary Shares issued and outstanding as of November 30, 2024, as disclosed in the Issuer's annual report on Form 20-F filed on December 13, 2024, assuming conversion of all Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Ordinary Shares beneficially owned by TMF Trust (HK) Limited represent approximately 98.3% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.
- Hongru Zhou: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ruolei Niu: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share Class B Ordinary Shares, par value $0.00001 per share
Name of issuer: Bright Scholar Education Holdings Limited
Address of issuer's principal executive offices: Suites 6-7, The Turvill Bldg Old Swiss, 149 Cherry Hinton Road, Cambridge, England, United Kingdom (X0), Cb1 7bx
Comment:
This statement on Schedule 13D (the "Schedule 13D") constitutes an initial Schedule 13D filing on behalf of Hongru Zhou and Ruolei Niu.

This Schedule 13D constitutes Amendment No. 1 to the Schedule 13D as originally filed by Yeung Family Trust V, Noble Pride Global Limited, Ultimate Wise Group Limited, Excellence Education Investment Limited and TMF Trust (HK) Limited with the Securities and Exchange Commission (the "SEC") on July 31, 2024.

This Schedule 13D relates to Class A ordinary shares, par value $0.00001 per share (the "Class A Ordinary Shares") and Class B ordinary shares, par value $0.00001 per share (the "Class B Ordinary Shares") of Bright Scholar Education Holdings Limited, a Cayman Islands exempted company (the "Issuer"). The address of the principal executive offices of the Issuer is Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road Cambridge, England, Cb1 7bx, United Kingdom.

The Issuer's American depositary shares (the "ADSs"), each representing four Class A Ordinary Shares, are listed on the New York Stock Exchange under the symbol "BEDU." As used in this Schedule 13D, the term "Ordinary Shares" or "Shares" includes Class A Ordinary Shares and Class B Ordinary Shares.

## Item 2. Identity and Background
Name of person filing:
(1) Excellence Education Investment Limited ("Excellence Education").
(2) Ultimate Wise Group Limited ("Ultimate Wise").
(3) Noble Pride Global Limited ("Noble Pride").
(4) Yeung Family Trust V.
(5) TMF Trust (HK) Limited ("TMF Trust").
(6) Hongru Zhou.
(7) Ruolei Niu.
Residence or business address:
(1) Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.
(2) Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.
(3) Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(4) 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
(5) 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
(6) Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom.
(7) Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, Cb1 7bx, United Kingdom.
Present principal occupation or employment:
(1) The principal business of Excellence Education is investment holding.
(2) The principal business of Ultimate Wise is investment holding.
(3) The principal business of Noble Pride is investment holding.
(4) The principal business of the trustee of the Yeung Family Trust V is investment holding.
(5) The principal business of TMF Trust is trustee services.
(6) Hongru Zhou is the director and chairperson of the Issuer.
(7) Ruolei Niu is the Chief Executive Officer of the Issuer.

Excellence Education, Ultimate Wise, Noble Pride, Yeung Family Trust V, TMF Trust, Mr. Hongru Zhou and Mr. Ruolei Niu are collectively referred to as "Reporting Persons."
The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of the date hereof is set forth on Schedule A (attached as Exhibit 99).

Ultimate Wise and Excellence Education are the record holders of the Ordinary Shares reported on this Schedule 13D. Noble Pride is the sole shareholder of each of Ultimate Wise and Excellence Education. TMF Trust, in its capacity as the trustee of Yeung Family Trust V, is the sole shareholder of Noble Pride.
Criminal convictions in the last five years: None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.
Citizenship:
(1) British Virgin Islands.
(2) British Virgin Islands.
(2) British Virgin Islands.
(4) Jersey.
(5) Hong Kong.
(6) Hong Kong.
(7) Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On December 19, 2018, Ms. Meirong Yang, by way of gift, transferred 100 ordinary shares of par value US$0.0001 each in the capital stock of Excellence Education, which represents the entire issued share capital of Excellence Education, to Noble Pride, a company directly and wholly owned by Yeung Family Trust V.

On December 19, 2018, Ms. Huiyan Yang, by way of gift, transferred one ordinary share of par value US$1.00 each in the capital stock of Ultimate Wise, which represents its entire issued share capital stock, to Noble Pride, a company directly and wholly owned by Yeung Family Trust V.

On January 8, 2019, Concrete Win Limited, for nil consideration, transferred 451,559 Class A Ordinary Shares of the Issuer to Ultimate Wise, a company directly and wholly owned by Noble Pride.

The Reporting Persons together with Sure Brilliant Global Limited ("Sure Brilliant") intend to finance the Acquisition (as defined below) with equity and/or debt capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
Yeung Family Trust V was established for succession planning purposes. Ms. Meirong Yang and Ms. Huiyan Yang, a relative of hers, are the joint settlors of Yeung Family Trust V. Prior to July 18, 2024, Ms. Meirong Yang and Ms. Huiyan Yang were also the members of the two-person investment committee of Yeung Family Trust V.

On July 18, 2024, the composition of the investment committee of Yeung Family Trust V was restructured. Ms. Huiyan Yang resigned from the committee, and Mr. Hongru Zhou and Mr. Ruolei Niu were appointed as new members. The investment committee currently consists of three members: Ms. Meirong Yang, Mr. Hongru Zhou, and Mr. Ruolei Niu. Each member has one vote on the investment committee. The investment committee retains the sole power to vote the Ordinary Shares beneficially owned by Yeung Family Trust V or direct the trustee of Yeung Family Trust V to vote such shares.

On May 26, 2025, the Reporting Persons together with Sure Brilliant jointly submitted a preliminary non-binding proposal (the "Proposal") to the board of directors of the Issuer. In the Proposal, the Reporting Persons together with Sure Brilliant proposed to acquire all outstanding Class A Ordinary Shares, including Class A Ordinary Shares represented by ADSs, that are not already beneficially owned by the Reporting Persons and Sure Brilliant in a going-private transaction for US$0.50 per Share (or US$2.00 per ADS) in cash (the "Acquisition"). The Proposal also provided, among other things, that the Reporting Persons together with Sure Brilliant would (a) conduct customary due diligence on the Issuer and its subsidiaries and (b) negotiate and finalize definitive agreements with respect to the Acquisition that would provide for representations, warranties, covenants and conditions that would be typical, customary and appropriate for transactions of this type.

If the Acquisition is consummated, the ADSs will no longer be traded on the New York Stock Exchange and the Issuer's obligation to file periodic reports under the Securities Exchange Act of 1934 would terminate. No assurance can be given that any definitive agreement will be entered into or the Acquisition will be consummated. The Proposal provides that it does not constitute any binding commitment with respect to the Acquisition and that a binding commitment will result only from the execution of definitive agreements based on the terms and conditions therein.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference in its entirety.

The Reporting Persons acquired the Ordinary Shares reported herein for investment purposes. The Reporting Persons may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the Ordinary Shares and the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in Ordinary Shares and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, including the Ordinary Shares and the ADSs.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Ordinary Shares that are beneficially owned by each Reporting Person as of the date hereof as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.
Transactions in the class effected during the past sixty days: Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99 Schedule A
99.1 Joint Filing Agreement dated May 28, 2025 by and among the Reporting Persons
99.2 Proposal Letter dated May 26, 2025 from Mr. Hongru Zhou, Mr. Ruolei Niu, Excellence Education, Ultimate Wise and Sure Brilliant to the board of directors of the Issuer

## Signatures
- Excellence Education Investment Limited: /s/ Meirong Yang, Meirong Yang/Director (05/28/2025)
- Ultimate Wise Group Limited: /s/ Huiyan Yang, Huiyan Yang/Director (05/28/2025)
- Noble Pride Global Limited: /s/ YEU Chi Fai, YEU Chi Fai/Authorized Signatory of S.B. Vanwall Ltd., the Sole Director of Noble Pride Global Limited (05/28/2025)
- Yeung Family Trust V: /s/ YEU Chi Fai, LIU Kin Wai, YEU Chi Fai, LIU Kin Wai/Authorized Signatories of TMF Trust (HK) Limited, the trustee of Yeung Family Trust V (05/28/2025)
- TMF Trust (HK) Limited: /s/ YEU Chi Fai, LIU Kin Wai, YEU Chi Fai, LIU Kin Wai/Authorized Signatories (05/28/2025)
- Hongru Zhou: /s/ Hongru Zhou, Hongru Zhou (05/28/2025)
- Ruolei Niu: /s/ Ruolei Niu, Ruolei Niu (05/28/2025)